Exhibit 99.1

GasLog Ltd. and GasLog Partners LP to Assume Commercial Control of LNG Carriers Operating in The Spot Market

Monaco, June 6, 2019 - GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) and GasLog Partners LP (GasLog Partners or the “Partnership”) (NYSE: GLOP) (together the “Group”) announced today a decision to assume commercial control of their vessels currently operating in the LNG carrier spot market through The Cool Pool.

The Cool Pool is an LNG carrier pooling agreement between GasLog and Golar LNG Ltd. (“Golar”), focusing exclusively on spot fixtures of up to 12 months in duration.

Golar’s declared intention to spin off its spot LNG vessels, coupled with the Group’s belief that robust LNG commodity supply and demand fundamentals will lead to a tightening LNG shipping market and increased multi-year charter opportunities, has led it to decide to withdraw its vessels from The Cool Pool. Assuming commercial control of these vessels will allow the Group greater flexibility and agility in pursuing longer-term time charter opportunities. This will enhance the Group’s ability to deliver on its strategic objective of optimizing fleet employment across spot and term markets and maximizing vessel utilization, earnings and value.

It is anticipated that the five vessels owned by GasLog and the one vessel owned by GasLog Partners currently operating in the spot market will withdraw from The Cool Pool over coming months, based upon current commitments and charter opportunities.

Paul Wogan, Chief Executive Officer of GasLog, stated “I would like to thank our Cool Pool partners for their collaboration over the past four years. However, with Golar’s declared intention to spin off its LNG vessels and a tightening of the LNG carrier market now underway, we believe it is the right time to assume control of our vessel marketing as we seek to place more vessels on longer-term charters to optimize the earnings of our fleet through the cycle. This move is underpinned by increasing levels of customer enquiry in multi-month and multi-year charters.”

Andrew Orekar, Chief Executive Officer of GasLog Partners, stated “The Partnership remains focused on delivering cash flow visibility for our unitholders, and today’s decision to withdraw the GasLog Shanghai from The Cool Pool will enhance our ability to secure an attractive term charter for this vessel.”

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

The GasLog and GasLog Partners LNG carriers currently operating in The Cool Pool are:

Vessel	Owner	Propulsion(1)	Year built	Capacity (cubic meters)
GasLog Singapore	GLOG	TFDE	2010	155,000
GasLog Chelsea	GLOG	TFDE	2010	153,600
GasLog Savannah	GLOG	TFDE	2010	155,000
GasLog Skagen	GLOG	TFDE	2013	155,000
GasLog Shanghai	GLOP	TFDE	2013	155,000
GasLog Salem	GLOG	TFDE	2015	155,000

1. TFDE = Tri-fuel diesel electric

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 34 LNG carriers and an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. 20 of these vessels (12 ships on the water and eight on order) are owned by GasLog with the remaining 15 LNG carriers being owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners LP

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and GasLog Partners expect, project, believe or anticipate will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•

general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in spot and multi-year charter hire rates and vessel values;
•

our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year time charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•	increased exposure to the spot market and fluctuations in spot charter rates;
•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;
•	number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long term relationships and enter into time charters with new and existing customers;
•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;
•

our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;
•	the time it may take to construct and deliver newbuildings and the useful lives of our ships;
•	fluctuations in currencies and interest rates;
•

the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;
•	our ability to retain key employees and the availability of skilled labour, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•

other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and GasLog Partners’ Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at  http://www.sec.gov .

GasLog and GasLog Partners undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.